SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 14, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

14 May 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2020 final dividend payment on 12 May 2021.
Date of Transaction	2021 - 05 - 12
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	£15.269779	129.64031	N/A Single Transaction	77,295.40344 (including 2,101.64550 in ADS')	0.00873%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£15.269779	112.08811	N/A Single Transaction	45,410.28786	0.00513%
Myra Eskes (President APAC Region)	PDMR	£15.269779	197.38513	N/A Single Transaction	18,332.32816	0.00207%
Simon Fraser (President Advanced Wound Management)	PDMR	£15.269779	92.76422	N/A Single Transaction	8,615.56333	0.00097%
Mark Gladwell (President Operations & GBS)	PDMR	£15.269779	96.46099	N/A Single Transaction	96.90438	0.00001%
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	£15.269779	99.85666	N/A Single Transaction	9,274.28002	0.00105%
Skip Kiil (President Orthopaedics)	PDMR	£15.269779	99.50036	N/A Single Transaction	12,128.03780	0.00137%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	£15.269779	583.31782	N/A Single Transaction	82,100.55347 (including 5,818.25734 in ADS')	0.00928%
Susan Swabey (Company Secretary)	PDMR	£15.269779	190.40720	N/A Single Transaction	49,416.24672	0.00558%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 14, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary